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SEC
Mail Processing
Section

FEB 22 2017

Washington DC
406

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRYCO SECURITIES, INC** DBA Sixteen Securities INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 BAYWATER DRIVE, #405
(No. and Street)

PLANO	TX	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE TAVAKOL 972-231-8790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name – *if individual, state last, first, middle name*)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON	TX	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

OATH OR AFFIRMATION

I, MIKE TAVAKOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRYCO SECURTIES, INC. as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

CANDACE M EVANS
Notary ID # 126063515
My Commission Expires
June 9, 2019

Signature

Title

Notary
Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRYCO SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRYCO SECURITIES, INC.
PLANO, TEXAS

We have audited the accompanying statement of financial condition of **TRYCO SECURITIES, INC.** (the " Company"), (a Texas Corporation), as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of **TRYCO SECURITIES, INC.'s** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **TRYCO SECURITIES, INC.** as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Computation of Net Capital under Rule 15c3-1 of the SEC, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC, and Information Relating to Possession or Control Requirements under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **TRYCO SECURITIES, INC.'s** financial statements. The supplemental information is the responsibility of **TRYCO SECURITIES, INC.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 15, 2017

TRYCO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets

Cash	$	12,625
Clearing Deposit		400,264
Total Assets	$	412,889

Liability and Stockholder's Equity

Current Liability		
Accrued expenses	$	4,144
Stockholder's Equity		
Common stock, 1,000,000 shares authorized with no par value, 100,000 shares issued and outstanding shares issued and outstanding		1,000
Additional paid-in capital		413,994
Accumulated deficit		(6,249)
Total Stockholder's Equity		408,745
Total Liability and Stockholder's Equity	$	412,889

The accompanying notes are an integral part of the financial statements.

TRYCO SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 11,458
Interest income	367
Other income	3,253
Total Revenues	15,078
Costs and Expenses:	
Commissions and clearance paid	5,838
Regulatory fees and expenses	2,261
Other expenses	10,737
Total Costs and Expenses	18,836
Net Loss	$ (3,758)

The accompanying notes are an integral part of the financial statements.

TRYCO SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Operating Activities		
Net Loss	$	(3,758)
Adjustments to reconcile net income to net		
Cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in clearing deposit		(400,264)
Decrease in receivable from clearing organizaiton		75,271
Increase in accrued expenses		2,419
Total cash used in operating activities		(326,332)
Financing Activities		
Capital contribution		530,000
Distribution to shareholder		(200,143)
Net cash provided by financing activities		329,857
Net increase in cash		3,525
Cash at December 31, 2015		9,100
Cash at December 31, 2016	$	12,625

The accompanying notes are an integral part of the financial statements.

TRYCO SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Capital	Accumulated Deficit	Total
Balances at December 31, 2015	$ 1,000	$ 84,137	$ (2,491)	$ 82,646
Contributions	-	530,000	-	530,000
Distribution	-	(200,143)	-	(200,143)
Net loss	-	-	(3,758)	(3,758)
Balances at December 31, 2016	$ 1,000	$ 413,994	$ (6,249)	$ 408,745

The accompanying notes are an integral part of the financial statements.

TRYCO SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2016

Balance at December 31, 2015	$ -
Increases	-
Decreases	-
Balance at December 31, 2016	$ -

The accompanying notes are an integral part of the financial statements.

TRYCO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

A. COMPANY:

TRYCO SECURITIES, INC., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker dealer. The Company is a Texas corporation and is a wholly-owned subsidiary of Sixteen Markets, Inc. (the "Parent"). The Company's customers are located throughout the United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Receivables-** Receivables from broker/dealers and clearing organizations are generally collected in full in the month following accrual. Therefore, management has not provided a doubtful account allowance.

4. **Securities** - Marketable securities are valued using level one inputs. The resulting difference between cost and fair value is included in income.

5. **Income Taxes** - The Company provides for income taxes for the tax effects of transactions reported in the financial statements.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included with level One) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

D. RELATED PARTY TRANSACTIONS:

Office facilities and equipment are furnished by the principal of the company who also provides various general and administrative services to the Company. During the year ended December 31, 2016, there were no payments for the facilities, equipment or services.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $408,745 which was $358,745 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.010 to 1.

F. DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 15, 2017, the financial issuance date.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2016

TRYCO SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Computation of Net Capital:

Total stockholders' equity qualified for net capital	$ 408,745
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	408,745
Deductions and/or charges:	
Non-allowable assets	-
Net capital before haircuts on securities positions	408,745
Haircuts on Money Market Fund (computed, where applicable, persuant to rule 15c3-1(f)	-
Net Capital	$ 408,745
Aggregate Indebtedness	$ 4,144

TRYCO SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2016

Computation of Basic Capital Requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 276
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 358,745
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 348,745
Ratio of aggregate indebtedness to net capital	.010 to 1

Reconciliation With Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 507,120
Audit adjustment - Distribution to shareholder	(100,000)
Audit adjustment - Other	1,625
Net capital	$ 408,745

Schedule II

TRYCO SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: HILLTOP SECURITIES, INC. (FKA SOUTHWEST SECURITIES, INC.) and APEX CLEARING CORPORATION.

Schedule III

TRYCO SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

TRYCO SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2016

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRYCO SECURITIES, INC.
PLANO, TEXAS

We have reviewed management's statements, included in the accompanying **TRYCO SECURITIES, INC.** Exemption Report, in which (1) **TRYCO SECURITIES, INC.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **TRYCO SECURITIES, INC.** claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(ii) (the "exemption provisions") and (2) **TRYCO SECURITIES, INC.** stated that TRYCO SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. **TRYCO SECURITIES, INC.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **TRYCO SECURITIES, INC.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 15, 2017

TRYCO SECURITIES, INC.
5900 BAYWATER DRIVE, # 405
PLANO, TEXAS 75093

Exemption Report

Tryco Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2016 to December 31, 2016 without exception.

Tryco Securities, Inc.

I, Mike Tavakol, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________________

President

February 15, 2017